||GOLDEN                                  EARNINGS ENHANCEMENT
  ||||AMERICAN                                DEATH BENEFIT RIDER
||||||LIFE INSURANCE
   |||COMPANY

Golden  American is a stock company domiciled in Delaware.
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                      (HEREINAFTER CALLED WE, US AND OUR)

The Contract to which this Rider is attached is modified by the provisions of this Rider. This Rider's provisions control where there is a conflict between this Rider and the Contract.

Where used in this Rider, the term Contract shall mean Certificate when this Rider is attached to a Certificate. This Rider is effective as of the Contract Date unless a different date, the Rider Date, is stated below.

EARNINGS ENHANCEMENT DEATH BENEFIT

On the date we receive due proof of the Owner's death (Annuitant's death if the Owner is not a natural person), we will include in any Death Benefit payable under the Contract, an Earnings Enhancement Death Benefit in addition to any other benefits paid or payments due under the Contract. This benefit is equal to the lesser of (a) or (b) as of the date we receive due proof of the Owner's death, but not less than zero, multiplied by the EEB Factor shown in the Schedule for the Owner's Attained Age on the Rider Date (the Rider Issue Age), where:
        (a) is the EEB Base; and
        (b) is the Maximum EEB Base.

EEB BASE

If the Rider Date is the same as the Contract Date, the EEB Base shall be the Accumulation Value minus premiums paid, adjusted for any withdrawals. If the Rider Date is other than the Contract Date, the EEB Base shall be the Accumulation Value minus the sum of the Accumulation Value on the Rider Date and any premiums paid after the Rider Date, adjusted for any withdrawals.

MAXIMUM EEB BASE

If the Rider Date is the same as the Contract Date, the Maximum EEB Base shall be equal to the premiums paid adjusted for any withdrawals, multiplied by the Maximum EEB Base Factor. If the Rider Date is other than the Contract Date, the Maximum EEB Base shall be equal to the Accumulation Value on the Rider Date plus subsequent premiums paid adjusted for subsequent withdrawals, multiplied by the Maximum EEB Base Factor. The Maximum EEB Base Factor is shown in the Schedule.

PARTIAL WITHDRAWAL ADJUSTMENTS

For any partial withdrawal, the EEB Base and the Maximum EEB Base will be reduced on a prorata basis. The prorata adjustment is equal to (1) divided by
(2), multiplied by (3), where: (1) is the Accumulation Value withdrawn, (2) is the Accumulation Value immediately prior to withdrawal, and (3) is the amount of the EEB Base or Maximum EEB Base, as applicable, immediately prior to the withdrawal.

EEB CHARGES

The charge for this Rider is a percentage of the Accumulation Value, as of the deduction date. It is deducted in arrears from each division in proportion to the percentage of the Variable Separate Account Accumulation Value allocated to each division. If there is insufficient Accumulation Value in the Separate Account, charges will be deducted from the Fixed Division nearest maturity. The maximum rate and frequency of deduction of charges are stated on the Schedule Page. We may charge less than the maximum. Deduction dates are measured from the Contract Date.

If the Contract to which the Rider is attached, or this Rider, is terminated for any reason, the Rider charge for the current period will be deducted pro rata from the Accumulation Value prior to termination of the Contract. Charges will be calculated using the Accumulation Value immediately prior to termination.

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CHANGE OF OWNER

A change of Owner from a sole Owner to a sole Owner will result in recalculation of the EEB Base and the Maximum EEB Base using the Accumulation Value as of the date of the change. In addition, the EEB Factor, Maximum EEB Base Factor and EEB Charge Maximum Rate will be adjusted if applicable, using the new Owner's Attained Age as the Rider Issue Age. If the new Owner's Attained Age at the time of the change exceeds the EEB Maximum Age, this Rider will terminate. If a change in ownership results in multiple Owners, this Rider will terminate. The EEB Maximum Age is shown in the Schedule.

CONTINUATION UPON DEATH OF OWNER

If at the Owner's death, the surviving spouse of the deceased Owner is the Beneficiary and such surviving spouse elects to continue the Contract as their own pursuant to Internal Revenue Code Section 72(s) or the equivalent provisions of U.S. Treasury Department rules for qualified plans, as applicable, any benefit payable under this Rider is added to the Contract's Accumulation Value. Unless otherwise requested, such addition will be allocated to the divisions of the Separate Account in the same proportion as the Accumulation Value in each division bears to the Accumulation Value in the Separate Account. If there is no Accumulation Value in the Separate Account, the addition will be allocated to the Liquid Asset Division, or its successor.

If the Attained Age of the surviving spouse is less than the EEB Maximum Age:

1. The EEB Base thereafter will be equal to (a) minus the sum of (b) plus (c), adjusted for any withdrawals, where:
     (a) is the Accumulation Value;
     (b) is the Accumulation Value on the date we receive due proof of death, including any benefits or amounts added to the Accumulation Value as a result of death, and
     (c) is any subsequent premium payments;
2.   The Maximum EEB Base will be reset based on the Accumulation
     Value as of the date we receive due proof of death, adjusted for subsequent premium payments and withdrawals;
3. The EEB Factor and Maximum EEB Base Factor will be reset if applicable, using the spouse's Attained Age as the Rider Issue
     Age; and
4.   The Maximum Annual Charge Rate for this Rider will be unchanged.

If the Contract is continued in effect after the death of the Owner by a non-spouse Beneficiary, or a spouse Beneficiary who exceeds the Maximum EEB Age, the benefit payable under this Rider will be added to the Accumulation Value as stated above and this Rider will terminate.

RIDER TERMINATION

This Rider will terminate immediately upon occurrence of any of the following:

1. If the Contract to which this Rider is attached terminates, including application of the Contract to an Income Option;
2. On death of the Owner, unless the Contract is continued on the life of the Owner's spouse whose Attained Age is less than the EEB Maximum Age;
3.   If the Owner is not a natural person and the Annuitant dies;
4. If ownership of the Contract changes and the Attained Age of new Owner exceeds the EEB Maximum Age or the change results in multiple Owners; or
5. If the Accumulation Value is insufficient to cover the EEB Charge deduction.

This Rider has no surrender value or other non-forfeiture benefits upon termination. This Rider may not be cancelled unless the Contract is terminated or surrendered, subject to the "Change of Owner" and the "Rider Termination" provisions above.

Rider Date: _________________________
(if other than Contract Date)



Signed: /s/Barnett Chernow
        ------------------
           Barnett Chernow

GA-RA-1086.DOC